ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited)

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Presented in Canadian dollars)

	Notes	March 31 2012	December 31 2011
		(Unaudited)	(Audited)
Assets
Exploration and evaluation assets	7	$ 14,560,843	$ 13,403,172
Property, plant and equipment	9	26,647	30,058
Total non-current assets		14,587,490	13,433,230

Marketable securities	8	90,500	64,500
Prepaid expenses		4,347	10,995
Accounts receivable		5,669	6,224
Cash and cash equivalents		551,592	1,266,436
Total current assets		652,108	1,348,155

Total assets		$ 15,239,598	$ 14,781,385

Equity
Share capital	5	$ 22,783,387	$ 22,783,387
Reserves	5	5,224,087	4,493,932
Deficit		(12,840,801)	(12,713,043)
Total shareholders’ equity		15,166,673	14,564,276

Liability
Accounts payable and accrued liabilities		50,525	201,062
Due to related parties	11	22,400	16,047
Total current liabilities		72,925	217,109

Total equity and liabilities		$ 15,239,598	$ 14,781,385

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 29, 2012. They are signed on the Company's behalf by:

“Hugh B. Miller”	Director	“Mark T. Brown”	Director
Hugh B. Miller		Mark T. Brown

See accompanying notes to condensed consolidated interim financial statements

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31
(Presented in Canadian dollars; Unaudited)

	Notes	2012	2011

Expenses:
Bank charges and interest		$ 480	$ 1,913
Corporate development		14,955	14,583
Depreciation	9	3,411	7,577
Filing fees		5,800	6,200
Foreign exchange loss		5,619	2,078
Insurance		3,578	6,513
Management and consulting fees		20,404	6,075
Office		5,489	19,618
Professional fees		46,498	55,265
Rent		2,250	2,250
Shareholders’ communication		6,583	12,870
Share-based payments	5d	11,968	68,894
Transfer agent fees		1,249	1,945
Travel		750	920
Write-off of mineral property costs		-	35,478
Total expenses		(129,034)	(242,179)

Other items:
Interest income		1,276	2,993
		1,276	2,993

Loss before tax		(127,758)	(239,186)
Income tax		-	-
Net loss		(127,758)	(239,186)
Exchange differences on translation of foreign operations		692,187	81,237
Available for sale marketable securities		25,000	-
Total comprehensive loss for the period		$ 590,429	$ (157,949)
Loss per share – basic and diluted	6	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding		59,130,884	47,663,074

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Equity

Presented in Canadian dollars)

				Reserves
Issued and outstanding	Notes	Number of Shares	Share Capital	Warrants	Equity-settled employee benefits	Agent’s warrants	Available for sale marketable securities	Foreign currency transaction	Deficit	Total Equity

Balance as at December 31, 2010 (Audited)	16	47,148,543	20,703,710	2,422,365	2,314,227	64,842	-	(86,807)	(12,088,527)	13,329,810
Shares issues::
Property acquisitions	5(b)(i)	244,071	109,344	-	-	-	-	-	-	109,344
Long-term debt payment	5(b)(ii)	499,251	249,627	-	-	-	-	-	-	249,627
Share-based payments		-	-	-	68,894	-	-	-	-	68,894
Comprehensive loss for the period		-	-	-	-	-	-	81,237	(239,186)	(157,949)

Balance as at March 31, 2011 (Unaudited)
Shares issues:
Private placements	5(b)(iii)&(iv)	11,075,000	1,703,391	511,609	-	-	-	-	-	2,215,000
Property acquisitions	5(b)(1)	164,019	73,481	-	-	-	-	-	-	73,481
Long-term debt payment		-	-	-	-	-	-	-	-	-
Share issue costs	5(b)(iii)&(iv)	-	(56,166)	-	-	10,935	-	-	-	(45,231)
Share-based payments		-	-	-	81,568	-	-	-	-	81,568
Comprehensive loss for the period		-	-	-	-	-	(34,500)	(940,438)	(385,330)	(1,360,268)

Balance as at December 31, 2011 (Audited)		59,130,884	22,783,387	2,933,974	2,464,689	75,777	(34,500)	(946,008)	(12,713,043)	14,564,276
Share-based payments	5(d)	-	-	-	11,968	-	-	-	-	11,968
Comprehensive loss for the period		-	-	-	-	-	26,000	692,187	(127,758)	590,429
Balance as at March 31, 2012 (Unaudited)		59,130,884	$ 22,783,387	$ 2,933,974	$ 2,476,657	$ 75,777	$ (8,500)	$ (253,821)	$ (12,840,801)	$ 15,166,673

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the three months ended March 31
(Presented in Canadian dollars; Unaudited)

	2012	2011

CASH PROVIDED BY (USED IN)

Operating activities
Net loss	$ (127,758)	$ (239,186)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation	3,411	7,577
Share-based payments	11,968	68,894
Foreign exchange loss on long-term debt	-	126
Write-off mineral property costs	-	35,478
	(112,379)	(127,111)
Changes in non-cash working-capital items:
Amounts receivable	555	9,700
Prepaid expenses	6,648	16,242
Accounts payable and accrued liabilities	(150,537)	(61,487)
Due to related parties	6,353	(14,056)
	(249,360)	(176,712)

Investing acvitities
Exploration and evaluation assets	(564,434)	(313,462)

Financing activities
Repayment of capital lease obligation	-	(5,765)

Effects of exchange rate changes on behalf of cash held in foreign currencies	98,950	81,237

Decreased in cash and cash equivalents	(714,844)	(414,702)
Cash and cash equivalents, beginning of the period	1,266,436	1,636,175
Cash and cash equivalents, end of the period	$ 551,592	$ 1,221,473
Cash and cash equivalent consist of:
Cash	$ 531,592	$ 1,181,473
GIC Investments	$ 20,000	$ 40,000
	$ 551,592	$ 1,221,473

Supplemental disclosure with respect to cash flows (Note 12).

See accompanying notes to condensed consolidated interim financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance December 31 2010	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2011	Expenditures (write- off/ foreign exchange movement)	Balance March 31, 2012
	(Audited)		(Audited)		(Unaudited)
Santa Gertrudis Property
Acquisition costs	$ 5,498,644	$ -	$ 5,498,844	$ -	$ 5,498,644
Annual mining taxes	713,295	271,205	984,500	155,278	1,139,778
Assaying	474,493	3,074	477,567	-	477,567
Camp and general	483,045	18,632	501,677	3,899	505,576
Drilling	1,712,543	-	1,712,543	-	1,712,543
Environmental costs	12,806	-	12,806	-	12,806
Field costs	22,764	400	23,164	-	23,164
Foreign value added tax credit	207,452	8,447	215,899	39,037	254,936
Geology	1,147,642	185,095	1,332,737	37,140	1,369,877
Geophysical	793,870	-	793,870	-	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	268,358	(95,326)	173,032	126,634	299,666
Option payments	2,727,759	1,617,263	4,345,022	93,049	4,438,071
Resources calculation	338,660	391	339,051	-	339,051
Surface access fees	341,169	104,474	445,643	37,227	482,870
Travel	544,611	69,436	614,047	6,573	620,620
Wages	1,882,610	299,853	2,182,463	50,068	2,232,531
Write-down of mineral property	(5,000,000)	-	(5,000,000)	-	(5,000,000)
Foreign exchange movement	(649,020)	(808,923)	(1,457,943)	589,410	(868,533)
	11,676,347	1,674,021	13,350,368	1,138,315	14,488,683

Ariel Copper Property
Acquisition costs	26,170	-	26,170	-	26,170
Annual mining taxes	769	3,112	3,881	1,687	5,568
Assaying	3,663	-	3,663	-	3,663
Camp and general	1,285	-	1,285	-	1,285
Office and administrative	3,772	-	3,772	-	3,772
Geology	7,588	-	7,588	-	7,588
Travel	1,577	-	1,577	-	1,577
Wages	2,567	-	2,567	-	2,567
Foreign exchange movement	(459)	(4,410)	(4,869)	3,182	(1,687)
	46,932	(1,298)	45,634	4,869	50,503

Desierto Property
Staking	-	7,849	7,849	13,842	21,691
Foreign exchange movement	-	(679)	(679)	645	(34)
	-	7,170	7.170	14,487	21,657

Subtotal	$ 11,723,279	$ 1,679,893	$ 13,403,172	$ 1,157,671	$14,560,843

See accompanying notes to condensed consolidated interim financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance December 31 2010	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2011	Expenditures (write- off/ foreign exchange movement)	Balance March 31, 2012
	(Audited)		(Audited)		(Unaudited)

Subtotal (balance forward)	$ 11,723,279	$ 1,679,893	$ 13,403,172	$ 1,157,671	$14,560,843

Golden Arrow Property
Assaying	75,049	75,049	150,098	-	-
Bond coverage	16,414	16,414	32,828	-	-
Drilling	496,479	496,479	992,958	-	-
Environmental costs	2,063	2,063	4,126	-	-
Field costs	13,162	13,162	26,324	-	-
Geology	138,136	138,136	276,272	-	-
Geophysical	96,985	96,985	193,970	-	-
Office and administrative	240	240	480	-	-
Property payments	194,377	194,377	388,754	-	-
Resources calculation	4,606	4,606	9,212	-	-
Travel	9,206	9,206	18,412	-	-
Wages	23,695	23,695	47,390	-	-
Write-down of mineral properties	(1,070,412)	(1,070,412)	(2,140,824)	-	-
	-	-	-	-	-
Kinsley Mountain Property
Assaying	-	3,170	3,170	-	-
Camp and general	673	-	673	-	-
Environmental costs	933	-	933	-	-
Field costs	326	-	326	-	-
Geology	81,081	14,597	95,678	-	-
Geophysical	6,000	-	6,000	-	-
Property payments	86,903	117,700	204,603	-	-
Soil geochemistry	79,925	248	80,173	-	-
Travel	16,712	1,365	18,077	-	-
Wages	23,050	13,516	36,566	-	-
Write-down of mineral properties	-	(69)	(69)	-	-

Property recovery from optionee	-	(446,130)	(446,130)	-	-
	295,603	(295,603)	-	-	-

TOTAL	$ 12,018,882	$ 1,384,290	$ 13,403,172	$ 1,157,671	$14,560,843

See accompanying notes to condensed consolidated interim financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).  Its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company is primarily engaged in the acquisition and exploration of mineral properties and owns a significant portion of the Santa Gertrudis gold deposit in Mexico.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated statement of financial position.  The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

BASIS OF PREPARATION

(a)

Statement of compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2011 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

2.

BASIS OF PREPARATION (Continued)

(b)

Basis of preparation (Continued)

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement (effective January 2013)

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2011.

These unaudited interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2011. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

4.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration.  The three key geographic segments are Canada, Mexico and United States. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	US	Total
As at March 31, 2012
Assets	$543,786	$14,695,812	$-	$15,239,598

As at December 31, 2011
Assets	$1,041,112	$13,740,273	$-	$14,781,385

For the quarter ended March 31, 2012
(Loss) for the period	$(88,998)	$(38,760)	$-	$(127,758)
Capital (expenditures)	$-	$(564,434)	$-	$(564,434)

For the quarter ended March 31, 2011
Loss for the period	$(166,846)	$(29,285)	$(43,055)	$(239,186)
Capital (expenditures)	$-	$(262,763)	$(56,464)	$(319,227)

5.

SHARE CAPITAL

(a)

Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b)

Details of issuances of common shares

At March 31, 2012, there were 59,130,884 (December 31, 2011 – 59,130,884) issued and fully paid common shares.

Fiscal 2011

(i)

On January 24, 2011, the Company issued 244,071 common shares at $0.45 per share and on August 4, 2011, the Company issued another 164,019 common shares at $0.45 per share for property option payments (Note 7).

(ii)

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold as long-term debt repayment.  (Note 10).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

5.

SHARE CAPITAL (Continued)

(b)

Details of issuances of common shares (Continued)

(iii)

On June 17, 2011, the Company completed a non-brokered private placement for gross proceeds of $1,015,000 by issuing 5,075,000 units at $0.20 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.30. In addition, agent’s warrants, entitling the holder to purchase up to 105,000 Units for a period of 24 months from the date of issuance at $0.20 per Unit and cash finder’s fees of $21,000 were paid. All securities issued are subject to a four-month hold period expiring October 17, 2011. Insiders invested $350,000 in this placement. Another $6,481 was included in share issue costs. Fair values of $172,492 and $10,935 were assigned to the warrants and agent’s warrants respectively based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

(iv)

On October 26, 2011, the Company completed a non-brokered private placement for gross proceeds of $1,200,000 by issuing 6,000,000 units at $0.20 per unit. Each unit is comprised of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.30. All securities issued are subject to a four-month hold period expiring February 26, 2012. Another $17,750 was included in share issue costs. A fair value of $339,117 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.08%, an expected life of 2 years, annualized volatility of 100%, and a dividend rate of 0%.

(c)

Performance bonus pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

5.

SHARE CAPITAL (Continued)

(d)

Share purchase option compensation plan

The Company established a 10% rolling stock option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  25% vest 6 months after date of grant, 25% vest 9 months after the date of grant, and the remaining 50% vest 12 months after the date of grant.

The continuity of stock options for three months ended March 31, 2012 is as follows:

Expiry date	Exercise Price ($)	December 31, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
July 12, 2012	0.50	1,425,000	-	-	-	1,425,000
January 15, 2013	1.60	75,000	-	-	-	75,000
June 17, 2013	1.40	570,000	-	-	-	570,000
September 5, 2013	1.35	300,000	-	-	-	300,000
June 9, 2014	0.58	480,000	-	-	-	480,000
July 6, 2014	0.66	30,000	-	-	-	30,000
September 11, 2014	1.12	230,000	-	-	-	230,000
November 17, 2014	1.16	205,000	-	-	-	205,000
September 15, 2015	0.43	655,000	-	-	-	655,000
September 19, 2016	0.24	200,000		-	-	200,000
Options outstanding and exercisable		4,170,000	-	-	-	4,170,000

Weighted average exercise price ($)		$ 0.76	-	-	-	$ 0.76

The weighted average remaining contractual life of options outstanding is 1.67 years.

The weighted average assumptions used to estimate the fair value of options for the period ended March 31, 2012 and 2011 were:

	2012	2011
Risk-free interest rate	1.42%	1.28 – 2.52%
Annualized volatility	111%	116-137%
Expected dividend yield	Nil	Nil
Expected option life in years	4.5 years	0.7 – 4.5 years

Based on these variables, share-based payments for the options vested during the three months ended March 31, 2012 were $11,968 (2011 - $68,894).

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

5.

SHARE CAPITAL (Continued)

(e)

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
November 4, 2012	0.55	2,428,570	-	-	-	2,428,570
June 17, 2013	0.30	2,537,500	-	-	-	2,537,500
October 26, 2013	0.30	6,000,000	-	-	-	6,000,000
Warrants outstanding and exercisable		10,966,070	-	-	-	10,966,070
Weighted average exercise price ($)		0.36	-	-	-	0.36

The weighted average remaining contractual life of warrants outstanding is 1.27 years.

(f)

Agent’s Warrants

Agent’s warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2011	Granted	Exercised	Expired/ cancelled	March 31, 2012
November 4, 2012 (1)	0.35	286,248	-	-	-	286,248
June 17, 2013 (2)	0.20	105,000	-	-	-	105,000
Agent’s warrants outstanding and exercisable		391,248	-	-	-	391,248
Weighted average exercise price ($)		0.31	-	-	-	0.31

The weighted average remaining contractual life of agent warrants outstanding is 0.76 years.

(1)

Each Agent’s warrant entitles the holder to purchase up to 286,248 units until November 4, 2012, at a price of $0.35 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.55 per share expiring November 4, 2012. A fair value of $64,842 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

(2)

Each Agent’s warrant entitles the holder to purchase up to 105,000 units until June 17, 2013, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.30 per share expiring June 17, 2013. A fair value $10,935 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

6.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for three months ended March 31, 2012 was based on the loss attributable to common shareholders of $127,758 (2011 – $239,186) and a weighted average number of common shares outstanding of 59,130,884 (2011 – 47,663,074).

7.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Santa Gertrudis Property (Mexico)

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows:

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000	Paid
December 1, 2011	700,000	Paid

Total	$ 2,150,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Mexico) (Continued)

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended the original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued	-
July 24, 2011	127,500	Cash paid and 164,019 common shares issued	-
January 24, 2012	135,000	*	-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

* The Company and the optionor agreed to pay US$35,000 of the January 2012 payment on March 26, 2012, along with a US$20,000 extension fee and to postpone the 2012 payments by six months, to be paid in cash.

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid
August 13, 2011	20,000	Paid
February 13, 2012	20,000	Paid
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Mexico) (Continued)

San Enrique and Greta Option

On March 11, 2008, the Company exercised its option and acquired the San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid
October 15, 2009	62,000	Paid
April 15, 2010	30,000	Paid

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share (US$228,000).  These two concessions were transferred into the Company’s name effective August 27, 2010.

Net Smelter Royalty

In 2007, the Company purchased various Net Smelter Returns royalties paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

The Company wrote down $5,000,000 on the Santa Gertrudis Property during the year ended December 31, 2010.

Ariel Copper Property (Mexico)

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended the original agreement and deferred the December 18, 2010 payment to June 18, 2011 which was then further deferred until July 31, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Ariel Copper Property (Mexico)(Continued)

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures completed
At signing	$ 25,000	Paid
June 18, 2011	50,000	**
December 18, 2011	50,000	**
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.

** The Company and optionor agreed to postpone the payments until July 31, 2012.

Desierto Property (Mexico)

In September 2011, the Company acquired the Desierto Project by way of staking. The Desierto property totals 27,757 hectares, located within the Sonora Gold Belt of western Sonora State, Mexico.

Golden Arrow Property (USA)

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Golden Arrow Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

The terms of the option are as follows:

	Minimum exploration expenditures
By December 31, 2010	$ 1,000,000
By March 30, 2013	2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	4,000,000	Earn an additional 9% to 60%
Total	$ 7,500,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Golden Arrow Property (USA)(Continued)

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

On March 30, 2011, the Company terminated the mining option agreement for the Golden Arrow property and wrote down $1,070,412 during the year ended December 31, 2010.  The Company further wrote down $26,497 during the first and second quarters of 2011.

Kinsley Mountain Property (USA)

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Kinsley Mountain Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting of 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum exploration expenditures
By December 31, 2010	$ 200,000
By March 30, 2013	1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	3,000,000	Earn an additional 14% to 65%
Total	$ 4,500,000

Once the Company has earned in 65%, the Company may earn a further 10% for a total of 75% by completing a pre-feasibility study if Nevada Sunrise elects not to contribute.

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain gold property to Pilot Gold Inc. (“Pilot Gold”). Pilot Gold has agreed to acquire Animas’ interest in the option agreement for a cash payment of US$350,000, representing Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period as follows:

	Number of Common Shares
Upon signing of the agreement	50,000	Received
By September 20, 2012	25,000
By September 20, 2013	25,000
Completing the 51% earn-in to Kingsley Mountain Property	50,000	Subsequently received
Total	150,000

During the year ended December 31, 2011, a cash payment of US$350,000 and 50,000 common shares of Pilot Gold were received. Subsequently, on May 9, 2012, Pilot Gold completed the earn-in and issued the Company 50,000 common shares of Pilot Gold. The Company has no further obligation regarding the Kinsley Mountain property.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

8.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available-for-sale and valued at fair value.

March 31, 2012			December 31, 2011
Cost	Unrealized gain/(loss)	Fair market value	Cost	Unrealized gain/(loss)	Fair market value
$ 99,000	$ (8,500)	$ 90,500	$ 99,000	$ (34,500)	$ 64,500

9.

PROPERTY, PLANT AND EQUIPMENT

	Vehicle	Vehicle under capital lease	Office equipment	Exploration equipment	Total
Cost
Balance as at December 31, 2010	$ 20,554	$ 76,438	$ 7,935	$ 17,381	$ 122,308
Assets transferred	15,474	(15,474)	-	-	-
Assets disposed	-	(60,964)	-	-	(60,964)
Balance as at December 31, 2011	36,028	-	7,935	17,381	61,344
Balance as at March 31, 2012	$ 36,028	$ -	$ 7,935	$ 17,381	$ 61,344
Accumulated depreciation
Balance as at December 31, 2010	$ 14,746	$ -	$ 5,226	$ 4,416	$ 24,388
Depreciation for the year	3,922	20,838	1,518	1,458	27,736
Depreciation of the disposed assets	-	(20,838)	-	-	(20,838)
Balance as at December 31, 2011	18,668	-	6,744	5,874	31,286
Depreciation for the period	2,837	-	353	221	3,411
Balance as at March 31, 2012	$ 21,505	$ -	$ 7,097	$ 6,095	$ 34,697

Carrying amounts
As at December 31, 2010	$ 5,808	$ 76,438	$ 2,709	$ 12,965	$ 97,920
As at December 31, 2011	$ 17,360	$ -	$ 1,191	$ 11,507	$ 30,058
As at March 31, 2012	$ 14,523	$ -	$ 838	$ 11,286	$ 26,647

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

10.

LONG-TERM DEBT

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”). Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which were subject to an escrow agreement. The Company also made three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Mineral Inc.), by issuing common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.

On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs and postponing the payments as follows:

	Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$ 250,000	Shares issued
July 31, 2010	250,000	Shares issued
January 31, 2011	250,000	Shares issued

Total	$ 750,000

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

On January 31, 2010, the Company exercised its right to make a payment of US$250,000 by issuing 408,697 common shares at $0.65 per share and on July 31, 2010, the Company again exercised its right to make a payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold.

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

11.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the three months ended March 31, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (d) Chief Executive Officer	36,490	n/a	n/a	11,968	48,458
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	33,250	n/a	n/a	Nil	33,250
Total	69,740	n/a	n/a	11,968	81,708

For the three months ended March 31, 2011

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
Gregory E. McKelvey Chief Executive Officer (c)	32,793	n/a	(b)	Nil	32,793
John R. Wilson (d) VP Exploration	35,564	n/a	n/a	Nil	35,564
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	36,250	n/a	n/a	Nil	36,250
Total	104,607	n/a	n/a	Nil	104,607

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

As part of the severance agreement in September 2011, Gregory E. McKelvey was paid for $42,539 which was equivalent to three months of management fees plus benefits.

(c)

Mr. McKelvey was the Chief Executive Officer until August 31, 2011 and received a monthly amount of US$11,000 as management fees during 2011 as the Chief Executive Officer.

(d)

Mr. Wilson received a monthly amount of US$12,000 as management fees.  Effective September 1, 2011, Mr. Wilson was the Chief Executive Officer.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting and management fees for an accounting and administrative team of four people during fiscal 2012 and 2011.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

11.

RELATED PARTY TRANSACTIONS (Continued)

Due to related parties:

	Services for	As at March 31, 2012	As at December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$22,400	$16,047

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Three months ended March 31,
	2012	2011
Non-cash information
Accrual of obligation for mineral properties	$ -	$ 4,970
Shares issued for property acquisitions	$ -	$ 109,344
Long-term debt payment	$ -	$ 249,626

Other items
Interest received	$ 1,276	$ 2,993

13.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

13.

FINANCIAL INSTRUMENTS (Continued)

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $3,200.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$551,592	$-	$-	$551,592
Marketable securities	90,500	-	-	90,500
	$642,092	$-	$-	$642,092

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2012

(Presented in Canadian dollars; Unaudited)

14.

MANAGEMENT OF CAPITAL RISK

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.